UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Kornit Digital Ltd.

(Exact name of registrant as specified in its charter)

Israel	001-36903	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

12 Ha’Amal St., Afek Park, Rosh-Ha’Ayin	4809246
(Address of principal executive offices)	(Zip code)

Alon Rozner, Chief Financial Officer, +97235148777

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Kornit Digital Ltd. (the “Company”) is provided as Exhibit 1.01 to this Form SD and is publicly available at: http://www.kornit.com/conflict-minerals-policy/

The foregoing website is referenced for general information only; the contents thereof are not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Company has filed its Conflict Minerals Report as Exhibit 1.01 hereto as required by Item 1.01 of Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3- Exhibits

Item 3.01 Exhibits

Exhibit 1.01 -	Conflict Minerals Report is attached per Section 1 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kornit Digital Ltd.
(Registrant)

By:	/s/ Alon Rozner
Name:	Alon Rozner
Title:	Chief Financial Officer

Date:	May 26, 2022

2